SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXXIV fixed Rate Notes in a principal amount of USD 35,737,138, due 2024.

The Company informs that on June 23, 2023, will start the payment of the four th installment of interests and second installment of capital related to the Series XXXIV Notes issued on June 30, 2021.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	June 30, 2023
Number of service to be paid:	Fourth installment of interests and second installment of capital
Period comprised by the payment:	December 30, 2022/June 30, 2023
Concept of payment:	Interest (100%) and Capital (33% nominal value)
Payment Currency:	USD
Outstanding Capital:	USD 23,943,882.46
Annual Nominal Interest Rate:	6.99%
Interest being paid	USD 834,545.98
Capital being paid	USD 11,793,255.54

Interests will be paid to the noteholders at whose name the Notes were registered on June 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 23, 2023